For Immediate Release: August 16, 2024 Attention: Business Editors VERSABANK TO PRESENT AT TWO VIRTUAL INVESTOR CONFERENCES ON AUGUST 20, 2024 LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced David Taylor, President and Chief Executive Officer, will present at the following virtual investor conferences on Tuesday, August 20, 2024: The Investor Summit Summer 2024 Virtual Forum at 10:30 a.m. ET. A live webcast of Mr. Taylor’s presentation will be available to the public on the Bank’s website at https://www.versabank.com/investor-relations/events-presentations/. VersaBank management will participate in one-on-one meetings on Tuesday August 20, 2024. Interested institutional investors can request a one-on-one meeting by contacting Lawrence Chamberlain at lawrence.chamberlain@loderockadvisors.com. The MoneyShow Powerful Investing & Trading Strategies Expo at 12:00 p.m. ET. Mr. Taylor will participate in a “fireside chat” hosted by Ryan Irvine, President and Chief Executive Officer of KeyStone Financial, discussing VersaBank’s Transformational Opportunity Through Entry into the US Market. A live webcast will be available on the Bank’s website at https://www.versabank.com/investor- relations/events-presentations/. Those wanting to view the webcast will be required to register for the Expo at the above link (at no charge). About VersaBank VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank has received all requisite regulatory approvals to proceed with its acquisition of a US OCC-licensed bank, which will enable it to launch its unique and proven Receivables Purchase Program in the world's largest point-of-sale financing market. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X .